# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AtaiBeckley Inc., CIK 0002081043
CUSIP: 04650F101
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: 250 West 34th Street, New York, New York (NY), 10119
Date of event which requires filing of this statement: 09/11/2026
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8426

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Apeiron Presight Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Fabian Hansen: type of reporting person: individual (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christian Angermayer: type of reporting person: individual (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.01 per share
Name of issuer: AtaiBeckley Inc.
Address of issuer's principal executive offices: 250 West 34th Street, New York, New York (NY), 10119

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 5 (the "Amendment No. 5") to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2025 (the "Schedule 13D"), Amendment No. 1 thereto filed on June 4, 2025, Amendment No. 2 thereto filed on August 18, 2025, Amendment No. 3 thereto filed on October 20, 2025 and Amendment No. 4 thereto filed on July 17, 2026. This Amendment No. 5 is filed by:

(i) Apeiron Investment Group Ltd. ("Apeiron");
(ii) Apeiron Presight Capital Fund II, L.P. ("Presight II");
(iii) Presight Capital Management I, L.L.C. ("Presight Management");
(iv) Fabian Hansen; and
(v) Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave #3391, Covina, CA 91723 USA.
Present principal occupation or employment: The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II. Apeiron's sole director is Sanad Abushala and his principal business address is Centris Business Gateway, Level 0/C, Triq Is-Salib tal-Imriehel, Zone 3, Central Business District, Mirehel, Birkirkara, Malta CBD 3020. His present principal occupation is Head of Treasury at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Abushala is a Croatian citizen.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented in its entirety as follows:

As previously disclosed, on July 15, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Eli Lilly and Company, an Indiana corporation ("Parent"), and Albali Acquisition Corporation, a Delaware corporation and indirect wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

On September 11, 2026 , the Merger was consummated pursuant to the Merger Agreement. At the effective time of the Merger (the "Effective Time"), Merger Sub merged with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares held in the treasury of the Issuer, owned by the Issuer or any of its subsidiaries, or owned by Parent, Merger Sub or any of their wholly owned subsidiaries, and (y) Dissenting Shares (as defined in the Merger Agreement)) was converted into the right to receive (i) $6.75 (the "Closing Amount") per share in cash, without interest, plus (ii) one contingent value right per share (each, a "CVR" and collectively, the "CVRs"), representing the right to receive up to an aggregate of $2.50 in cash per CVR upon achievement, if any, of specified clinical and regulatory milestones payable in accordance with the terms of a Contingent Value Rights Agreement (the "CVR Agreement") (the foregoing clauses (i) and (ii), collectively, the "Merger Consideration"), less any applicable tax withholding. In connection with the Merger, at the Effective Time, each option to purchase Common Stock granted under an Issuer equity incentive plan (each, a "Company Stock Option") with a per share exercise price less than the Closing Amount that was outstanding immediately prior to the Effective Time, whether or not vested (each, a "Company Cash-Out Stock Option"), was cancelled and, in exchange therefor, the holder of such Company Cash-Out Stock Option became entitled to receive (A) an amount in cash, without interest and less applicable tax withholdings, equal to the product of (1) the total number of shares subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (for Company Cash-Out Stock Options subject to performance-based vesting, assuming applicable performance goals are achieved in full) multiplied by (2) the excess of the Closing Amount over the applicable exercise price per share under such Company Cash-Out Stock Option and (B) one CVR for each share subject to such Company Cash-Out Stock Option immediately prior to the Effective Time (without regard to vesting) (the "Cash-Out Stock Option Consideration").

Accordingly, 55,770,948 shares of Common Stock deemed to be beneficially owned by the Reporting Persons immediately prior to the Effective Time were converted into the right to receive the Merger Consideration. In addition, 2,809,016 Company Stock Options beneficially owned by Christian Angermayer were cancelled and Mr. Angermayer became entitled to receive the Cash-Out Stock Option Consideration therefor.

As a result of the Merger, the Reporting Persons ceased to beneficially own any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As a result of the consummation of the Merger, as described in Item 4, the Reporting Persons ceased to beneficially own any shares of Common Stock. See rows (11) to (13) of the cover pages to this Amendment No. 5, which reflect zero shares of Common Stock and 0.0% beneficially owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: As a result of the consummation of the Merger, as described in Item 4, each Reporting Person has no sole or shared power to vote or to direct the vote, and no sole or shared power to dispose or to direct the disposition, of any shares of Common Stock. See rows (7) to (10) of the cover pages to this Amendment No. 5, which reflect zero shares of Common Stock and 0.0% beneficially owned by each Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in Item 4, none of the Reporting Persons has beneficial ownership of any shares of common stock or, except as described in this Schedule 13D, has effected any transaction in the shares of common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: September 11, 2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided and/or incorporated by reference in Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- Apeiron Investment Group Ltd.: /s/ Sanad Abushala, Sanad Abushala, Director (09/14/2026)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (09/14/2026)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (09/14/2026)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (09/14/2026)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (09/14/2026)